Exhibit 99.1

REPORT BY THE BOARD OF DIRECTORS

NOTICE OF EXTRAORDINARY GENERAL MEETING ON SEPTEMBER 21, 2015

Dear Shareholders,

During its July 24, 2015 meeting, your Board of Directors decided to call an Extraordinary General Meeting, in accordance with bylaws and government regulations, to ask you to authorize a new series of bonus shares.

The Board is asking you to renew the authorization that would allow employees to benefit from the provisions of the recent “Macron Law”, which allows employees to share business profits, growth and equal opportunity, in the form of allocation of (free) bonus shares authorized after the promulgation of the Macron Law. This authorization was granted during the General Meeting of June 23, 2015.

Accordingly, you are asked to renew, for a period of 38 months, the authorization granted to the Board of Directors, under Article L. 225-197-1 of the French Commercial Code, new, free of charge shares resulting from a capital increase that is based on incorporating reserves, premiums or profits, or existing shares.

The beneficiaries of these grants may be:

-	employees of the Company or of companies directly or indirectly related to it as it pertains to Article L. 225-197-2 of the French Commercial Code;

-	corporate officers who meet the conditions in Article L. 225-197-1 of the French Commercial Code.

The number of shares that may be granted free by the Board of Directors under this authorization must not exceed 5% of the share capital existing on the date of this Extraordinary General Meeting.

The allocation of shares to beneficiaries will become final at the end of a vesting period to be set by the Board of Directors, which must not be less than two years.

On an exceptional basis, shares may be vested before the end of the vesting period in the case of a beneficiary with a Class II or Class III disability in the sense of Article L. 341-4 of the French Social Security Code.

DBV Technologies

Headquarters: Green Square Building D ; 80/84 Rue des Meuniers – 92220 Bagneux

Limited company with capital of €2, 410, 374.90 N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

The vesting of free shares for key managers of the Company will be conditional on performance targets set by the Board of Directors.

This authorization automatically implies that shareholders waive their preferential subscription rights to the newly issued shares based on the capitalization of reserves, premiums and profits.

With this authorization, the Board of Directors will have, subject to the limits specified above, all necessary powers to set the terms, conditions and, where necessary, vesting criteria for the shares; designate the beneficiaries of free shares from among persons meeting the conditions specified above as well as the number of shares accruing to each beneficiary; where necessary, ensure the existence of sufficient reserves and, upon each allocation of shares, the payment into a locked reserves account of any sums required to pay up the new shares to be granted; decide to increase capital on one or more occasions by incorporating reserves, premiums or profits, commensurate with the issue of the free new shares granted; purchase the necessary shares through a share buyback programme and allocate them to the free shares grant plan; where necessary, determine the impact on beneficiaries’ rights of any arrangements that modify capital or that may impact the value of the shares to be granted and that take effect during the vesting period; and in general do everything necessary in accordance with applicable regulations to implement this authorization.

You are asked to vote to approve the text of the Resolution presented.

THE BOARD OF DIRECTORS

DBV Technologies

Headquarters: Green Square Building D ; 80/84 Rue des Meuniers – 92220 Bagneux

Limited company with capital of €2, 410, 374.90N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83